                                              Filed Pursuant to Rule 424(b)(3)
                                              Registration File No.: 33-91648



       SUPPLEMENT DATED OCTOBER 4, 1995 TO PROSPECTUS DATED MAY 1, 1995
                     AMERICAN DENTAL ASSOCIATION MEMBERS
                              RETIREMENT PROGRAM
                  FUNDED UNDER A GROUP ANNUITY CONTRACT WITH
          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

   This supplement to the prospectus (the "Prospectus") dated May 1, 1995 relating to the American Dental Association Members Retirement Program and describing in detail all Investment Options except the Equity Index Fund and the Lifecycle Funds should be read in conjunction with the Prospectus and retained for future reference. All defined terms herein have the meaning applied to them in the Prospectus. This supplement describes future changes being made to three of the Investment Options under the Program.

AGGRESSIVE EQUITY FUND

   The Aggressive Equity Fund is currently invested in our Separate Account No. 3 (Pooled). However, the Trustees have determined that on or about November 30, 1995 (the "Transfer Date"), the value of all Program Account Balances then held in the Aggressive Equity Fund will be transferred to a new separate account established for the Program. The new separate account, Separate Account No. 200, will invest in shares of MFS Emerging Growth Fund (the "MFS Fund"). After the Transfer Date, no further contributions or transfers will be allocated to Separate Account No. 3, and all future contributions to the Aggressive Equity Fund will be allocated to Separate Account No. 200. The transfer will not affect the number of Aggressive Equity Fund Units credited to your account. The Unit Value as of the close of business on the Transfer Date will become the Unit Value of Separate Account No. 200 at the opening of business on the day Separate Account No. 200 commences operations.

   Separate Account No. 200 will commence operation on the business day which next succeeds the Transfer Date (expected to be December 1, 1995) with funds consisting of cash proceeds from the redemption of Units in Separate Account No. 3. Separate Account No. 200 will be used only for the Program and will be invested in accordance with the investment objectives and policies briefly described below.

   The Trustees have decided that all of the funds contributed to Separate Account No. 200 will be invested in Class A shares of the MFS Fund, a diversified series of MFS Series Trust II, an open-end management investment company. The MFS Fund's investment adviser is Massachusetts Financial Services Company ("MFS"), located in Boston, Massachusetts. The commencement of Separate Account No. 200's operation is subject to regulatory approval and the effectiveness of a registration statement relating to that separate account that has been filed with the Securities and Exchange Commission. The offering of interests that participate in Separate Account No. 200, or the Aggressive Equity Fund, will only be made by means of a prospectus and related statement of additional information.

   The Aggressive Equity Fund will continue to seek to provide long-term capital growth by investing, through the MFS Fund, primarily in securities of small and medium-sized companies that MFS believes to have greater growth potential than larger companies. The MFS Fund may also invest in more established companies whose rates of earnings growth are expected to accelerate.

   MFS serves as adviser to the MFS Fund and to each of the other funds in the MFS Family of Funds as well as other mutual funds and variable accounts. MFS is an indirectly wholly-owned subsidiary of Sun Life Assurance Company of Canada. As of February 28, 1995, net assets under the management of MFS were approximately $34.5 billion. The net assets of the MFS Fund as of November 30, 1994 (the last fiscal year-end of the MFS Fund) was $470 million.

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   An investment in Separate Account No. 200 is expected to be subject to the following fees and expenses:

                      INVESTMENT       PROGRAM      ADMINISTRATION
                    MANAGEMENT FEE  EXPENSE CHARGE       FEE        OTHER EXPENSES   12B-1 FEE    TOTAL
                   --------------  --------------  --------------  --------------  -----------  --------
Aggressive Equity
 Fund ............ None            0.66%           0.15%(2)        0.17%(3)        None         0.98%(2)
MFS Fund(1) ...... 0.75%           None            None            0.33%           0.25%(2)     1.33%
TOTAL ............ 0.75%           0.66%           0.15%(2)        0.50%           0.25%(2)     2.31%(2)

   1    Source: MFS Fund prospectus dated April 1, 1995.

   2 Equitable Life expects that an amount equal to the 12b-1 service fees received by the MFS Fund's distribution, MFS Fund Distributions, Inc. ("MFD") will be paid by MFD to Equitable Life. Equitable Life will waive the 0.15% Administration Fee applicable to the Aggressive Equity Fund and will use the payment from MFD to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements will be subject to termination by either party upon notice. Giving effect to Equitable Life's waiver of the Administration Fee, the total fees and expenses would be 2.16%, instead of 2.31%.

   3 Includes estimated expenses incurred in connection with the organization of Separate Account No. 200.

   A detailed description of the Aggressive Equity Fund, as Separate Account No. 200, and the MFS Fund will be included in prospectuses relating to such Funds which are expected to be furnished to all Program participants shortly before the Transfer Date. Our preliminary prospectus with respect to Separate Account No. 200, including a summary description of the MFS Fund, is available by calling 1-800-223-5790.

BALANCED FUND

   The Trustees have also determined that after the close of business on December 8, 1995 (the "Transfer Date" for the Balanced Fund), an amount in cash equal to the value of all Program Account Balances then held in the Balanced Fund upon a redemption of Units will be transferred from the Balanced Fund (our Separate Account No. 190) to the Lifecycle Fund--Moderate (Separate Account No. 198). The sale of assets necessary to generate the cash required for the redemption of Units and transfer is likely to alter the ranges of the percentage of Balanced Fund investments in equity and fixed income securities described on page 13 of the Prospectus. Furthermore, the holding of the proceeds of the liquidated securities in cash or short term assets may prevent the participation of the Balanced Fund in rising securities markets. The transferred funds will be used to buy Units of the Lifecycle Fund-- Moderate at the Unit Value of such Units on the Transfer Date. Each participant in the Balanced Fund on the Transfer Date will be allocated the number of Units in the Lifecycle Fund--Moderate equal to his/her transferred Account Balance divided by the Lifecycle Fund--Moderate Unit Value on the Transfer Date.
On the Transfer Date, the Balanced Fund will be discontinued as an investment option under the Program. Transfers and withdrawals from the Balanced Fund may be made at any time until it is discontinued. Any investment or GRA maturity allocation designating the Balanced Fund will be automatically changed on the Transfer Date to a designation of the Lifecycle Fund--Moderate for future transactions, unless we receive instructions to the contrary.

   The Lifecycle Fund--Moderate commenced operation on May 1, 1995. The Lifecycle Fund-- Moderate invests in units of the Lifecycle Fund Group Trust--Moderate, managed by State Street Global Advisors. For a detailed description of the investment policies and strategies of the Lifecycle Fund-- Moderate, the investment risks associated with investing in that Fund and the fees charged with respect thereto, please see our separate prospectus for the Lifecycle Funds and the Equity Index Fund previously sent to you. If you have lost or discarded that prospectus please call 1-800-223-5790.

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GROWTH EQUITY FUND

   As of December 1, 1995, the investment management fee that we charge Program assets in the Growth Equity Fund (our Separate Account No. 4 (Pooled)) will increase. That fee is calculated as of the first day of each month based on the Program assets in that Fund on the last day of the second previous month. The current monthly fee is shown on page 49 of the Prospectus. The revised monthly fee will be 1/12 of the following amounts:


 VALUE OF PROGRAM      INVESTMENT
    FUND ASSETS      MANAGEMENT FEE
------------------  --------------
First $100 million  .29%
 Over $100 million  .20%

   All other fees relating to the Growth Equity Fund will remain the same (see Deductions and Charges in the Prospectus).

   Based on the revised investment management fee, the example relating to the Growth Equity Fund expenses on page 7 of the Prospectus would be the following:

                       1 YEAR    3 YEARS    5 YEARS    10 YEARS
                     --------  ---------  ---------  ----------
GROWTH EQUITY FUND   $11.64    $36.28     $62.82     $138.54

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